Exhibit 99.7

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Canadian Superior Energy Inc.

We consent to the use of our report dated March 31, 2005, with respect to the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2004, incorporated by reference, in this Amendment No. 1 to the Annual Report on Form 40-F/A.  We also consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-137035) of our report dated March 31, 2005.

/s/ KPMG LLP

Chartered Accountants
Calgary, Canada
May 16, 2007